January 29, 2016

Via Email and EDGAR

Suzanne Hayes
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Jaguar Animal Health, Inc. – Withdrawal of Request for Acceleration
Registration Statement on Form S-1
File No. 333-208905

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 26, 2016, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, January 28, 2016, at 5:00 p.m., Eastern Standard Time, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.  We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Jaguar Animal Health, Inc.

/s/ Lisa A. Conte

Lisa A. Conte

Chief Executive Officer and President

Jaguar Animal Health, Inc. • 201 Mission Street, Suite 2375 • San Francisco, CA 94105

Tel: +1 (415) 371-8300 • Fax: +1 (415) 371-8311 • www.jaguaranimalhealth.com